SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2017
(Commission File No. 001-32221) ,

GOL LINHAS AÉREAS INTELIGENTES S.A.
(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.
(Translation of Registrant's name into English)

Praça Comandante Linneu Gomes, Portaria 3, Prédio 24
Jd. Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

GOL LINHAS AÉREAS INTELIGENTES S.A.

(publicly-held company)

C.N.P.J./M.F. nº 06.164.253/0001-87

N.I.R.E. 35.300.314.441

CALL NOTICE

ANNUAL SHAREHOLDERS’ MEETING

The Shareholders are hereby called to meet at the Annual Shareholders Meeting to be held on April 20, 2017, at 10:00 a.m., on Praça Comte Linneu Gomes, S/N, Portaria 3 – at the Meeting Room of the Board of Directors of Gol Linhas Aéreas Inteligentes S.A. (“Company”), Jardim Aeroporto, in the Capital of the State of São Paulo, CEP: 04626-020, to resolve on the following agenda:

(a)   to examine, discuss and vote upon the Accounts of the administration, including the Financial Statements for the fiscal year ended on December 31, 2016;

(b)   to resolve on the allocation of the result of the fiscal year 2016;

(c)   to resolve on the numbers of members of the Board of Directors of the Company;

(d)   to elect the members of Board of Directors of the Company, under the terms of the Company’s Bylaws; and

(e)   to set the annual overall compensation of the Directors/Officers for fiscal year 2017.

In addition, we inform that the documentation referred to the agenda of the meeting is available to the shareholders at the Company’s headquarters and on its Investor Relations website (http://www.voegol.com.br/ri), as well as on the websites of the CVM (www.cvm.gov.br) and the BMF&Bovespa – Securities, Commodities and Futures Exchange (www.bmfbovespa.com.br).

The Shareholder can participate of the Shareholders Meeting: (i) personal; (ii) by a duly constituted attorney in fact by a proxy; or (iii) via remote vote through their respective custodian agents or directly to the Company, pursuant to CVM Instruction Nº 481/2009, as amended.

Any shareholder wishing to be represented by a proxy at the meeting should observe the disposed in article 126 of the 6.404 Law, and should deposit the respective power of attorney, granting special powers to be represented in the Annual Shareholders at the Company’s headquarter, at the above mentioned address, to the attention of the Investor Relations Officer, in advance of up to 48 (forty eight) hours from the date scheduled for the meeting, in order to expedite service.

We inform that the orientation about the filing and sending the remote vote is available to the shareholders at the Company’s headquarters and on its Investor Relations website (http://www.voegol.com.br/ri), as well as on the websites of the CVM (www.cvm.gov.br) and the BMF&Bovespa – Securities, Commodities and Futures Exchange (www.bmfbovespa.com.br).

The minimum percentage for adoption of the multiple vote process for election of the members of the Board of Directors is five percent (5%) of the voting capital, as set forth in article 3 of CVM Instruction no. 165, dated December 11, 1991, as amended by CVM Instruction no. 282, dated June 26, 1988.

São Paulo, April 04, 2017.

Constantino de Oliveira Junior

Chairman of the Board of Directors

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 4, 2017

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/S/ Richard Freeman Lark Junior
Name: Richard Freeman Lark Junior Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.